Exhibit 99.1

Altera Infrastructure executes Restructuring Support Agreement with majority of secured lenders, enters Chapter 11 to strengthen capital structure and position for long-term growth

-	Restructuring will be implemented through a pre-arranged Chapter 11 process in U.S. Bankruptcy Court
-	Restructuring will significantly deleverage Altera’s balance sheet and facilitate a long term, sustainable positive liquidity outlook
-	Brookfield Business Partners L.P., and certain of its affiliates and institutional partners (collectively, “Brookfield”) to equitise more than $750 million of debt upon consummation of the transactions and to provide an additional $50 million debtor in possession financing facility to help fund the Chapter 11 process
-	Altera will continue to operate in the normal course during restructuring
-	Altera Shuttle Tankers and FPSO J/Vs not part of restructuring process

Westhill, Aberdeenshire – August 15, 2022 – Altera Infrastructure L.P. and certain of its subsidiaries (“Altera”), one of the world’s leading suppliers of infrastructure assets to the offshore energy industry, announced today that it has executed a Restructuring Support Agreement (the “RSA”) with approximately 71% of Altera’s funded debt obligations, which includes Brookfield and a super-majority of its bank lenders.  All in, the RSA has been signed, or agreed to in principle, by holders of 80% of its funded debt obligations, which includes approximately 91% of its bank lenders pending certain creditors’ internal credit approval processes. The terms of the RSA establish the framework for a consensual and comprehensive financial restructuring that will deleverage Altera’s balance sheet and best position Altera for long-term growth and success. To implement the balance-sheet restructuring, Altera has commenced a Chapter 11 process in the United States Bankruptcy Court for the Southern District of Texas.

The RSA contemplates, among other things, addressing more than $1 billion of secured and unsecured holding company debt, $400 million of preferred equity, and $550 million of secured asset-level bank debt (including unsecured guarantees of such debt issued by Altera Infrastructure L.P.), a comprehensive reprofiling of Altera’s bank loan facilities to better align cash flow with debt service obligations, and the continued support of Altera’s equity sponsor, Brookfield. In addition, Altera has obtained a commitment from Brookfield for a $50 million debtor in possession financing to help fund Altera’s restructuring process and ensure ordinary course operations remain unimpaired during the Chapter 11 process.

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In conjunction with the petitions Altera has filed a series of motions, which, once approved by the Court, will enable the Company to operate its business in the ordinary course without interruption. These motions will also allow Altera to continue to honor obligations to its employees, customers, and suppliers on previously agreed upon schedules and terms on an uninterrupted basis.

Ingvild Sæther, Chief Executive Officer of Altera Infrastructure Group Ltd., commented: “We enter into this phase of our balance-sheet restructuring with the support of the majority of Altera’s secured lenders and equity sponsor Brookfield. We are confident that this Chapter 11 process will result in a comprehensive recapitalization transaction that will not only stabilize liquidity, but also deleverage our balance sheet and better position Altera for future growth.”

Additional Information

Additional information about the Company’s Chapter 11 cases, including access to Court filings and other documents related to the restructuring process, is available at https://cases.stretto.com/Altera or by calling Altera’s restructuring information line at +(949) 266-0151 (international) or (855) 300-3407 (toll free in the U.S.).

Kirkland & Ellis LLP is serving as the Company’s restructuring counsel, Jackson Walker LLP is serving as local counsel, FTI Consulting, Inc. is serving as financial advisor, Evercore Group L.L.C. is acting as investment banker, and Stretto is acting as claims and noticing agent.

About Altera Infrastructure L.P.

Altera Infrastructure L.P. is a leading global energy services provider to the oil and gas industry, focused on supplying critical infrastructure assets to its customers in the offshore oil and gas regions of the North Sea, Brazil, and the East Coast of Canada. Altera’s fleet of 41 vessels includes floating production, storage and offloading units, shuttle tankers, floating storage and offtake units, long-distance towing and offshore installation vessels and a unit for maintenance and safety. The majority of Altera’s fleet is employed on medium-term, stable contracts.

For additional information, please see https://cases.stretto.com/Altera or visit us at https://alterainfra.com/

Contact Details:

Altera Infrastructure IR:	investor.relations@alterainfra.com
Media contact:	media@alterainfra.com
Restructuring Information Line	+(949) 266-0151 (international) (855) 300-3407 (toll free in the U.S.)

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